UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Monster Worldwide, Inc.

(Name of Subject Company)

___________________

MediaNews Group, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

611742107

(CUSIP Number of Class of Securities)

Marshall Anstandig

MediaNews Group, Inc.

101 W. Colfax, Suite 1100

Denver, Colorado 80202

(408) 920-5999

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

Eleazer Klein, Esq. Marc Weingarten, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 This Schedule 14D-9 consists of communications by MediaNews Group, Inc. (“MNG”) with respect to the announced tender offer (the “Tender Offer”) by Merlin Global Acquisition, Inc. (“Purchaser”), a wholly-owned subsidiary of Randstad North America, Inc. (“Randstad”), for any and all of the outstanding Shares of the Company to be commenced pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 8, 2016, among the Company, Randstad and Purchaser.

 Press Release

MediaNews Group Opposes Monster Worldwide Sale to Randstad

Company’s largest shareholder will not tender shares, urges other shareholders to reject inadequate offer

DENVER, Aug.19, 2016 -- MediaNews Group, Inc. (“MNG”) today sent a letter to Monster Worldwide Inc.'s (“Monster” or the “Company”) Board of Directors disclosing an 11.6% ownership stake in Monster’s shares and voicing opposition to the Company’s proposed sale to Randstad North America, Inc. (“Randstad”). MNG is one of the largest newspaper companies in the country, with over $1 billion in revenue and over 240 properties in 12 states. MNG also has intimate knowledge of the job board space through its ownership of Jobs in the US, which operates regionally focused job boards in New England.

As Monster's largest shareholder based on publicly available information, MNG believes the $3.40 per share deal would represent the textbook definition of "selling at the bottom." In fact, less than one year ago the Company was repurchasing stock at an average price of $6.03, a 77.4% premium to the current offer.

In the letter (below), MNG urged shareholders not to tender their shares and recommended that Monster explore all strategic options, including an auction, a review of business operations and/or a restructuring.

Additionally, MNG offered five recommendations based on both extensive research and hands-on management experience:

•	Reduce expenses by $100-$150 million through implementation of operational best practices

•	Monetize non-core/underperforming assets that are not being valued at all in current stock price

•	Reduce capital expenditures to be more in-line with competitors and other digital companies

•	Simplify the product offering and increase sales productivity

•	Focus marketing efforts on B2B customer acquisition and candidate acquisition, with a focus on ROI, and execute a re-branding campaign to attract millennials

MNG believes Monster can achieve a stock price of $6-$8 over the next 18 months, representing an upside of 76%-135% over Randstad’s price, and it looks forward to a productive dialogue with Monster’s shareholders and the Board regarding these ideas and potential next steps.

The full text of the letter follows:

August 19, 2016

The Board of Directors

Monster Worldwide, Inc.

133 Boston Post Road

Weston, MA 02493

Attn: Tim Yates, CEO & CFO

To the Board of Directors:

MediaNews Group, Inc. (“MNG” or “we”) has an ownership interest of 11.6% of the outstanding shares of Monster Worldwide, Inc. (NYSE: MWW) (“Monster” or the “Company”), making it the Company’s single largest shareholder based on publicly available information. What differentiates MNG from other investors is that we own and operate media assets and are focused on efficient operations. MNG is one of the largest newspaper companies in the country, with over $1 billion in revenue and over 240 properties in 12 states.

Intimate Knowledge of the Job Board Space

In addition to our newspaper properties, we own a job board business called Jobs in The US, which operates regionally focused job boards in New England, and therefore we have intimate knowledge of how these businesses work and how they should be operated. We are also part of the Local Media Consortium and are therefore re-sellers of Monster’s products in our local newspaper markets.

We initially established a position in Monster some time ago because we believed the stock was tremendously undervalued relative to its long-term prospects. We continue to strongly believe that this is the case and that the deal with Randstad at $3.40 per share significantly undervalues the Company. It is our view that with proper focus on operational efficiency, revenue stabilization and monetization of non-core assets, Monster can achieve a stock price of $6-$8 per share over the next 18 months. Therefore, we DO NOT intend to tender our shares in the upcoming tender and we urge all other Monster shareholders to follow suit. We encourage other shareholders to contact us to discuss their views on the Company and the proposed transaction. Additionally, given the extremely low valuation, we intend to exercise our appraisal rights if the Randstad deal closes.

No Formal Auction Process

It is our understanding that the Randstad deal was not the result of a formal auction process. It seemed to come together very quickly (Randstad executed a confidentiality agreement on June 20th, and a deal was announced just 50 days later on August 9th), apparently without any attempt to fully market the Company in recent months. We think a more thoughtful strategic alternatives review, which includes a detailed review of business operations and restructuring options, in conjunction with a robust auction process, would be a more prudent course of action vs. selling to Randstad at $3.40 per share. Given the no-shop provision the Company has agreed to in its merger agreement with Randstad, we welcome the opportunity to speak with other potential buyers to discuss their interest in the business.

Monster’s Stock Has Consistently Underperformed

Monster’s stock has woefully underperformed versus its peers and the market over any relevant period of time. As described in the table below, for the 1, 2, 3, 4 and 5 year periods ending August 1st, 2016, Monster has trailed both its 2016 Proxy Peer Group[i] and the S&P 500 Index by significant margins.

With regard to Randstad’s offer, the $3.40 price implies a 4.9x multiple of LTM adjusted EBITDA of $87.6M[ii] and a 0.7x multiple of LTM revenue of $635M, which in and of themselves are low relative to where the 2016 Proxy Peer Group[iii] trades (Mean LTM EBITDA multiple of 12.2x and revenue multiple of 3.4x), where other digital assets have been sold (Mean LTM EBITDA multiple of 14.2x[iv] and revenue multiple of 4.6x), and where Monster has traded the past three years (Mean LTM EBITDA multiple of 7.0x[v]).

Recent Share Buybacks at Significant Premium to Current Offer

Additionally, the Company has been actively buying back stock, purchasing 2.4M shares since October 2015 at an average price of $4.60, which represents a 35.3% premium to Randstad’s price. In fact, less than one year ago in Q4 of 2015, the Company bought back 1.3 million shares at an average price of $6.03, a 77.4% premium to Randstad’s price. On average, these repurchases generated negative returns and make us question why the Company supports a sale of the business at $3.40 per share, less than one year after the repurchases were executed.

We understand that the acceleration in revenue declines in the North American business and the lack of profitability in the international business are causes for concern. However, we strongly feel that selling now at such a low price would be the textbook definition of “selling at the bottom.” The situation the Company finds itself in is a result of poor execution combined with poor oversight by the current board. The opportunistic offer by Randstad takes advantage of these circumstances.

Recommendations to Improve Operations and Increase Shareholder Value

Aside from a more thorough auction process, we believe that significant opportunities exist to create value for the Company. Based on our extensive research and management experience, we have developed the following five recommendations:

1.	Reduce expenses by $100-$150 million through implementation of operational best practices

2.	Monetize non-core/underperforming assets that are not being valued at all in current stock price

3.	Reduce capital expenditures to be more in-line with competitors and other digital companies

4.	Simplify the product offering and increase sales productivity

5.	Focus marketing efforts on B2B customer acquisition and candidate acquisition, with a focus on ROI, and execute a rebranding campaign to attract millennials

1.	Reduce expenses by $100-$150 million through implementation of operational best practices

From an operational perspective, it is clear to us that Monster has the opportunity to drastically streamline its cost structure. Monster has approximately 3,700 employees and over 1,000 are in sales, according to previous conversations with Investor Relations (based on our understanding, this includes inside sales, outside sales, management and sales/customer support).

When comparing LTM revenue per employee for Monster to other job board businesses, including our own (Jobs in the US), Monster generates about $172k per employee vs. the median of our comp universe of $288k per employee[vi]. Looking at its closest competitor, CareerBuilder, which has approximately 2,800 employees and $700 million in revenue[vii], it’s clear that Monster could do more to make the Company more efficient. Monster’s overall operating margins, at 13.8%, are almost 10 points below CareerBuilder’s 23%[viii].

Bringing revenue per employee in-line with comps and assuming a $604 million revenue run-rate based on the latest quarter for the business implies that the Company should be able to operate with about 2,100 employees, which would be a reduction of about 1,600 from current levels. This reduction in force has the potential alone to reduce operating expense by approximately $136 million based on Monster’s average salary per employee of $85k.

Monster should also focus on outsourcing much of its technology infrastructure in order to reduce expenses. In the age of Amazon Web Services and other cloud-hosting services, it is our understanding that Monster still hosts and supports its sites. An analysis of outsourcing key technology functions should be undertaken so that Monster can focus its technology staff on product innovation to support revenue growth.

Monster also spends over $25 million annually on operating leases for 10 office locations in the U.S. and 51 offices in 22 other countries[ix], in addition to data centers in the US, Europe and Asia. It is our view that streamlining the Company’s operations and divesting non-core assets can reduce Monster’s office footprint substantially.

Based on our analysis, it is our view that Monster can take $100M-$150M of expenses out of the business without impacting revenue.

2.	Monetize non-core/underperforming assets that are not being valued at all in current stock price

Monster operates in the U.S. and also offers services in over 40 other countries, with offices in 22 countries aside from the U.S. The international business has been losing money for the last three and a half years and each country is essentially its own business with minimal shared resources, primarily in technology infrastructure. The regions that seem to be able to sustain profitable businesses going forward are the UK, the Netherlands, Germany, India and Australia. Our assumption, based on limited publicly available information, is that the remaining countries are losing money and reducing profitability of the whole international group. A thorough evaluation should be undertaken and if it is not clear that Monster is able to operate these businesses at an acceptable profit margin, then we would advocate a sale of the assets in those countries. Furthermore, the Company has over $200 million in NOLs internationally, so the potential may exist to offset the gains from some of these sales.

Monster’s Military and Government Services business is a drag on the performance of the overall Company and should be evaluated for sale. Based on the Q1 earnings call, this business is declining at 10% YOY and dragging down the results of the overall North American business as a result. Additionally, Monster owns businesses like fastweb.com and other URLs like jobs.com and allhealthcare.com, which may present further monetization opportunities.

The divestiture of non-core assets has the potential to generate significant cash proceeds and will enable the Company to focus on its core businesses.

3.	Reduce capital expenditures to be more in-line with competitors and other digital companies

Over the last 12 months, Monster spent $35 million on capital expenditures, which equates to 5.5% of revenue. This is high as a percentage of revenue when compared to both direct competitors and the 2016 Proxy Peer Group[x], which has a median of 3.4% of revenue.

It is not clear why a digital business like Monster needs to spend so much to maintain and even improve its products.

We are confident the opportunity exists to be much more disciplined when it comes to capital expenditures and that bringing spending more in-line with comps could reduce capex by at least $13 million.

4.	Simplify the product offering and increase sales productivity

Monster’s jumbled product page currently has 33 different products[xi] the Company is trying to market, with very little in the way of innovation aside from some of the social recruiting products it offers. The Company needs to focus its product offering around its core job posting product and the social products that seem to be gaining traction in the market place. Moving customers from buying “job slots” to purchasing recruitment solutions via a subscription model is not an easy transition, but it is one that Monster absolutely needs to make in order to reduce customer churn, increase revenue per customer, and stem the declines in North American revenue. CareerBuilder, Monster’s closest competitor, made the strategic decision to focus its product offering around subscription-based selling in 2015 and their revenue traction as a result stands in stark contrast to Monster’s, as shown in the table below.

Additionally, it seems clear that Monster has too many sales people and too many layers of sales management/support relative to our experience and industry best practices. We have heard this from our industry contacts and it can be gleaned by the data the Company has made available publicly. As mentioned previously, we believe Monster has over 1,000 people in various sales functions throughout the Company.

According to the Company, it has 51,000 active customers in just North America and Europe (does not include APAC or Middle East). If we assume that 75% of the sales staff is focused on North America and Europe, it implies only 68 accounts are managed per sales professional. Additionally, Monster generates a meaningful amount of revenue through partnerships with the Local Newspaper Consortium and various staffing agencies and this business is not directly managed by its internal sales staff.

For comparison, our Jobs in the U.S. business has an average of 189 accounts per sales professional.

Our experience at both MNG and Jobs in the US and our conversations with other industry experts leads us to believe that Monster’s sales organization can be restructured to be much leaner, more focused and far more productive.

5.	Focus marketing efforts on B2B customer acquisition and candidate acquisition, with a focus on ROI, and execute a rebranding campaign to attract millennials

Over the last twelve months, Monster has spent over $121 million on marketing/promotion and it’s not clear how the Company spent that money or how it measures return on that investment. However, what is clear is that the strategy around marketing spend is not working given the acceleration in revenue declines.

The Company needs to focus its marketing spend around three areas:

▪	Profitable B2B Customer Acquisition

In the digital age, lead generation, pipeline management and lead conversion can all be measured. Monster needs to manage its marketing activities with a view towards minimizing customer acquisition cost and maximizing revenue generated per customer. The Company’s lack of discipline around B2B marketing seems to be a management deficiency and is something that can be corrected by bringing in the right talent.

▪	Profitable Candidate Acquisition

Monster’s sites are still the #1 source of its job seeker traffic and candidate acquisition and the Company should continue to focus on driving high-quality traffic to owned and operated sites. However, we know that Monster also spends millions of dollars on candidate acquisition through other platforms. This in and of itself is not a bad thing, and it is something done at most sophisticated job board businesses. However, this investment in candidate acquisition does not seem to be effective when you look at Monster’s revenue declines and the customer churn/departures that is likely causing it. Monster needs to be far more systematic in how it purchases candidate traffic in order to drive the job views and applications that HR managers expect when they spend money with Monster. This will increase customer retention and spend per customer, which should help stem the revenue declines the business is experiencing.

▪	Rebranding Campaign

Monster still has significant brand recognition with a certain segment of the population. However, our concern is that among millennials, that recognition is not where it needs to be to support a business that can ultimately grow. In order to become relevant to this important segment of the population, Monster needs to develop and execute a rebranding campaign. Brand relevancy among millennials will bolster both the job seeker and employer sides of the business and is critical if Monster wants to remain a dominant player in the space for the foreseeable future.

An intelligent marketing and rebranding plan, with a focused effort on measuring ROI, will be critical to stemming the declines currently being experienced in the business.

Potential Valuation

By implementing the recommendations we have outlined here and having the proper oversight to ensure successful execution, we are confident that Monster can achieve a stock price of $6-$8 over the next 18 months, representing an upside of 76%-135% over Randstad’s price. This plan, in part, is predicated on being able to significantly reduce the rate of revenue decline at Monster. However, if the Company is able to return to revenue growth, which we believe is achievable, there is potentially significant upside to these price targets.

in millions, except per share data

We look forward to a productive dialogue with Monster’s shareholders and Board regarding the ideas we’ve outlined here and potential next steps. We can be reached at 212-634-9642.

Sincerely,

Joe Anto

Senior Vice President

MediaNews Group, Inc.

Note: unless noted, Monster financials referenced are from corresponding Company SEC filings and earnings calls

[i] 2016 Proxy Peer Group excludes three companies that are no longer standalone public companies since they have been acquired

[ii] Non-GAAP adjusted EBITDA provided by Monster management in Company SEC filings

[iii] 2016 Proxy Peer Group comparables excludes three companies that are no longer standalone public companies since they have been acquired and LinkedIn which is in the process of being acquired by Microsoft

[iv] For Gannett’s purchase of the 73.1% stake in Classified Ventures it did not already own, used the implied TEV/total PF 2014E EBITDA multiple

[v] S&P Capital IQ; average of 2012-2015

[vi] Estimated revenue per employee based on publicly available information for number of employees and revenue. For Indeed, revenue is based on LTM through March 31, 2016 and # of employees from Indeed press release, 2/8/2016

[vii] Estimated LTM revenue based on information provided in SEC filings and earnings calls

[viii] TEGNA Investor Day, 6/22/2015

[ix] http://www.monster.com/about/our-locations

[x] 2016 Proxy Peer Group comparables excludes three companies that are no longer standalone public companies since they have been acquired and LinkedIn which is in the process of being acquired by Microsoft

[xi] http://hiring.monster.com/recruitment/all-products.aspx

About MediaNews Group, Inc.

MediaNews Group, Inc. (d/b/a Digital First Media) is a leader in local, multiplatform news and information, distinguished by its original content and high quality, diversified portfolio of local media assets. Digital First Media is the second largest newspaper company in the United States by circulation, serving an audience of over 40 million readers on a monthly basis. The Company’s portfolio of products includes 67 daily newspapers and 180 non-daily publications. Digital First Media has a leading local news audience share in each of its primary markets and its content monetization platforms serve clients on both a national and local scale.

Investor Contact:

Joe Anto, MediaNews Group, 212-634-9642

Michael Fein & Jon Einsidler, Okapi Partners, 212-297-0720, info@okapipartners.com

Media Contact:

Joe Checkler, Peppercomm, 212-931-6144

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “potential,” “opportunity,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained in this press release that are not historical facts are based on current expectations, speak only as of the date of this press release and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of MNG. Although MNG believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of this press release, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included in this press release, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. MNG will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements in this press release to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.